SEC EDGAR Submission Header Summary

Submission Type	6-K
Exchange	NONE
Sub Filer Id	0001001085
Sub Filer Ccc	kam5s$jq
Contact Name	Derek Janis
Contact Phone Number	416-941-5823
Reporting Period	08-15-2005
Global Enclosed File Count	4
Internet Address	edgar@ccnmatthews.com

Documents

6-K	**brascan081505.htm**
	Brascan Corp. 6K News Release
EX-99.1	**ex99_1.htm**
	Brascan Sells C$2 Billion of Common Shares of Falconbridge Limited
GRAPHIC	**brlogo.jpg**
	Logo
6-K	**submissionpdf.pdf**
	PDF format News Release

Module and Segment References

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 033-97038

BRASCAN CORPORATION
(Translation of registrant's name into English)

BCE Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

INCORPORATION BY REFERENCE

The Form 6-K of Brascan Corporation dated August 4, 2005 and the exhibit thereto are hereby incorporated by reference as exhibits to Brascan Corporation's registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit	Description
99.1	Brascan Sells C$2 Billion of Common Shares of Falconbridge Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASCAN CORPORATION

Date: August 15, 2005

By: /s/ Brian Lawson

Name: Brian D. Lawson
Title: Executive Vice President & CFO



Brascan Sells C$2 Billion of Common Shares of Falconbridge
Limited

Toronto, August 15, 2005 -Brascan Corporation (NYSE/TSX: BNN), today announced that it has sold, through its subsidiary Brascade Corporation (TSX:BCA.PR.B), approximately 73.1 million common shares of Falconbridge Limited (NYSE/TSX: FAL) at C$28.00 per share to Xstrata plc for total proceeds of approximately C$2 billion (approximately US$1.7 billion)

Proceeds from the sale were US$1.327 billion of cash and US$375 million of convertible debentures of Xstrata plc. The debentures have a coupon of 4% and are convertible into 12.1 million shares of Xstrata for a period of 12 years.

Brascan expects the transaction will result in a pre-tax gain of approximately US$750 million that will be reported in the third quarter. In aggregate, the gains reported on the sale of Falconbridge shares in the past six months total approximately US$1.3 billion before tax, and resulted in proceeds to Brascan of approximately US$2.7 billion. Brascan continues to own US$570 million of Falconbridge junior preferred shares.

Bruce Flatt commented that "this completes our strategy of monetizing our resource investments, and enables us to continue to move forward on our transformation of Brascan into a global specialist asset manager".

* * * * * * *

Brascan Corporation is a global specialist asset manager. Focused on property, power and infrastructure assets, the Company has approximately $40 billion of assets under management, including 70 premier office properties and 130 power generating plants. The company is inter-listed on the New York and Toronto stock exchanges. For more information, please visit our web site at www.brascancorp.com.

For further information please contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246
e-mail: kvyse@brascancorp.com

- 30 -

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.